Table of Contents

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2020

SMART DECISION, INC.
(Exact name of issuer as specified in its charter)

Wyoming	82-3182235
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1825 CORPORATE BLVD NW. SUITE 110 BOCA RATON, FL 33431
(Full mailing address of principal executive offices)

(877) 267-6278
(Issuer’s telephone number, including area code)

Class A Common Stock
(Title of each class of securities issued pursuant to Regulation A)

SMART DECISION, INC.

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PART II

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Some of the statements in this Annual Report on Form 1-K constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," and "would" or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this Annual Report on Form 1-K identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

•	The unprecedented impact of COVID-19 pandemic on our business, customers, employees, consultants, service providers, stockholders, investors and other stakeholders;

•	The speculative nature of the businesses we intend to develop;

•	Our reliance on suppliers and customers;

•	Our dependence upon external sources for the financing of our operations, particularly given that there are concerns about our ability to continue as a “going concern”;

•	Our ability to effectively execute our business plan;

•	Our ability to manage our expansion, growth and operating expenses;

•	Our ability to finance our businesses;

•	Our ability to promote our businesses;

•	Our ability to compete and succeed in highly competitive and evolving businesses;

•	Our ability to respond and adapt to changes in technology and customer behavior; and

•	Our ability to protect our intellectual property and to develop, maintain and enhance strong brands.

Although the forward-looking statements in this Annual Report on Form 1-K are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as maybe be required by law, to re-issue this Annual Report on Form 1-K or otherwise make public statements updating our forward-looking statements.

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Item 1. Business

Smart Decision, Inc.

Smart Decision, Inc. (“Smart Decision,” “we,” or the “Company”) was incorporated in Wyoming on September 5, 2017. Our offices are located at 1825 Corporate Blvd. NW #110, Boca Raton, FL 33431, telephone: (877) 267-6278, Fax: (877) 254-6691, websites: http://www.smartdecisioninc.com and http://www.cbdsmartdecision.com, email: adam@smartdecisioninc.com. We do not incorporate the information on or accessible through our websites into this Offering Circular, and you should not consider any information on, or that can be accessed through, our websites a part of this Offering Circular.

Our Business

Change from LED Algorithm to CBD Algorithm

Initially, at our inception, we were engaged in the research and development of an algorithm for the consumer and business LED lighting market. During 2019, our management, after careful analysis of the opportunity in the LED lighting market vs the CBD space decided to change the business direction of the Company and, as the date hereof, we are in the process of developing an algorithm for the CBD market. As with the LED lighting market, CBD is exhibiting strong growth in the consumer sector. At the same time, there is quite a bit of confusion for the consumer, in terms of what CBD product(s) would suit their needs best. CBD is affecting industries as diverse as cosmetics, food and beverage and pharmaceuticals.

In the past few years, CBD has generated considerable headlines as it has become increasingly integrated into mainstream society. BDS Analytics and Arcview Market Research project that the collective market for CBD sales in the United States will surpass $20 billion by 2024. This forecast is a slight increase from the recent forecast made by New York-based investment bank Cowen & Co., which estimated that the market could generate more than $15 billion by 2025.

The forecasts take into account products sold through licensed dispensaries, pharmaceuticals and in the general market retail, which includes cafes, smoke shops, grocery stores, and pharmacies. However, BDS Analytics predicts that the majority of CBD product sales will soon occur in general retail stores instead of cannabis dispensaries. CBD product sales in dispensaries since 2014 have grown at an even faster rate than overall sales in dispensaries. Furthermore, CBD consumers are an average age of 40.

We look to introduce our patent-pending CBD recommendation algorithm by the first quarter of 2022.

Although we are still interested in eventually pursuing an opportunity in the LED lighting market and still maintain a pending patent for our algorithm, we have decided to pursue the opportunity in the CBD market as our sole focus at this time.

CBD Recommendation Algorithm

CBD has taken the United States (and the world for that matter) by storm. With the opiate epidemic in full bloom, consumers have been searching for a way to relieve themselves of all types of ailments in a natural way. Currently, CBD is in its infancy. While CBD’s popularity has gained quite a bit of steam during the past year, there still remains the “unknown” when it comes to consumers ascertaining, “Which is the right CBD for me?” As it currently stands, the U.S. government has not published any type of guidance or rules as to dosing or types of CBD that would be preferential for various ailments. So, at this point, it’s merely “trial and error” when it comes to figuring out which CBD product is right for the consumer. Hence, the need for a CBD Recommendation Algorithm.

We are developing our patent pending CBD recommendation algorithm for the purpose of assisting consumers of CBD products with selecting the right CBD product. Our plug-in will assist CBD consumers to be able to answer a handful of simple questions, that will help direct them in the right direction for their CBD needs. On July 19, 2019, we filed patent Serial No. 62/876,106 titled “Automated Cannabidiol Product Recommendation System and Method.”

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While the CBD recommendation algorithm is simple “question-based,” choices can consist of words, pictures, graphics, videos, etc. The algorithm will be for the most novice potential CBD buyer, who maybe only heard of the word “CBD,” to the consumer that might have done some research and is just as confused as before they even considered CBD as a solution. The algorithm will be both for humans and for pets. The algorithm back-end database would be programmed, so that depending on which answers the consumer selects, it would search from values that have been pre-determined.

Where will data for our CBD recommendation algorithm come from?

•	We are currently negotiating with a handful of CBD collectives that collect data for the CBD industry, most specifically for the manufacturers. We plan on reaching a beneficial deal with the collectives to have data upon launch of the algorithm.

•	We expect our algorithm to be machine learning, so that the more the algorithm is used, the smarter it becomes for future users. While we’d prefer starting with as much already collected data as possible, we understand that it could be limited to start. As such, machine learning will be a key for us.

•	Predictive analytics will be crucial for situations where we might ask a question to start, such as, “What ailment do you have that you’d like to supplement CBD with?” In this case, a consumer might select, “Migraine.” The system should be smart enough to understand that “Pet” CBD products should not be presented as an option.

•	We believe that Artificial Intelligence (“AI”) will prove to be a factor in the speed of the system as the amount of data increases along the way.

The algorithm back-end database would be programmed, so that depending on which answers the consumer selects, it would search from values that have been pre-determined.

Who can benefit from our CBD recommendation algorithm?

Consumers– Obviously, the whole basis of our CBD recommendation algorithm, is to help consumers select the right CBD product(s) for their needs. Currently, the CBD market is in phase of less regulation. Millions of consumers have heard about CBD. Millions of consumers would like to take CBD for their various ailments. However, so many consumers are holding back due to lack of knowledge and lack of knowledge of what to buy. We believe that 99% of the population needs education and assistance when it comes to buying a new type of CBD product. Our CBD recommendation algorithm will help provide consumers added re-assurance they need to take the next step in purchasing CBD products for their various needs.

CBD Manufacturer’s – Most CBD manufacturers are selling direct to the consumer. We believe that having a CBD recommendation algorithm plugin on their sites will help consumers stay on their sites and make a buying decision before navigating away to another confusing site.

Medical Practices – Medical practices (especially orthopedic practices) are starting to carry and sell CBD products from their offices. While consumers might feel better purchasing CBD from a medical practice for obvious reasons, it doesn’t change the fact that doctors do not have the familiarity to recommend the right CBD product/dosages for their patients.

Online Aggregator – We believe that there will soon be website(s) that act as a “price grabber” for the CBD industry. One group that we have had discussions with will launch a site that will offer CBD products from approximately 50 CBD companies. We feel that the ability for the average consumer to visit their site and answer a handful of questions (through our CBD recommendation algorithm) to dial-in to a specific product or products that specifically suit the consumer’s need will be important and valuable to them.

CBD Retailers – Besides using our CBD recommendation algorithm plug-in that would specifically represent their inventory/product offerings, CBD retailers could also use the plug-in with an in-store kiosk/tablet display where consumers could use our algorithm to make buying decisions on the spot.

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Dispensaries – Recreational and medical.

How will consumers use our CBD recommendation algorithm?

•	We envision a “plug-in” that any retailer/seller of CBD would be able to use on their own site and would work directly with their own inventory. They would also be able to highlight (such as a Google search) or change the order of products shown should more than one of their products meet the criteria of consumer’s needs. This way, they could try to unload higher inventory products first. As we know, consumers tend to focus on the first 1–3 choices on a Google search. It would be no different here. This simply gives the reseller more control of what they would like to sell the most.

•	The CBD recommendation algorithm could also be smart phone and location based. For example, let’s say you are about to walk into a store that is selling CBD products, the software would automatically know or simply ask a “yes” or “no” question to make sure you’re at the location the system believes you’re at, and the algorithm for that store would specifically work with the inventory at that specific location. Of course, the retailer would have the option to show products in their entire system as they can bring it into the store in a matter of a day or two should the product only be in-stock in another location.

•	Retail stores, dispensaries, etc. could have a kiosk/tablet running our plug-in that works with what they sell/have in inventory so that by the time the consumer gets to the front of the line, they would know specifically what they want/need.

•	An “aggregator” would be able to use our plug-in to entice the value to all of the CBD companies that they list on their site. They would even have control to decide which CBD company’s products appear first. Or, they could even highlight the top selection(s) if need be.

•	As government regulations continue to develop, we would be able to add their regulations/specifications to the back-end, so that the answers would reflect government data, much in the same way the system would reflect the data points that we add early on and data points that are learned over time.

Lastly, the possibility of a model that works with Shopify and Woo Commerce e-commerce platforms (that account for 85%+ of the CBD market) and use a referral code to collect a fee. We want to remain nimble as this evolves and don’t want to discount or dismiss any possibilities as we grow.  Once the algorithm is complete, we will add a subscription and/or licensing-based model to our revenue stream.

Is there a need for our CBD recommendation algorithm?

A few years ago, scientists in Israel documented the superior therapeutic properties of CBD-rich cannabis extract compared to single-molecule cannabidiol (CBD).1 While the study compared “botanical preparations” versus “pure single-molecule compounds,” the take-away point of the article for the purposes of our CBD recommendation algorithm, is the study concluded that healing was only observed when CBD was given within a very limited dose range, whereas no beneficial effect was achieved at either lower or higher doses” We believe that this is extremely important to the reasoning behind the creation of our CBD recommendation algorithm.

Available Information

Our websites are www.smartdecisioninc.com and www.cbdsmartdecision.com. We make available through our website additional information on our Company and our products. We do not incorporate the information on or accessible through our websites into this Offering Circular, and you should not consider any information on, or that can be accessed through, our websites a part of this Offering Circular.

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1 www.projectcbd.org/science/single-compound-vs-whole-plant-cbd

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Our Technology and Intellectual Property

We may rely on a combination of patent, trademark, copyright, and trade secret laws in the United States as well as confidentiality procedures and contractual provisions to protect our proprietary technology, databases, and our brand. Despite this reliance, we believe the following factors are more essential to establishing and maintaining a competitive advantage:

•	The skills of our service operations and research and development teams;

•	Our research and development;

•	The real-time connectivity of our service offerings; and

•	A continued focus on the improved results of our clients.

We have a policy of requiring key employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting relationship with us. Our employee agreements also require relevant employees to assign to us all rights to any inventions made or conceived during their employment with us. In addition, we have a policy of requiring individuals and entities with which we discuss potential business relationships to sign non-disclosure agreements. Our agreements with clients include confidentiality and non-disclosure provisions.

CBD IP

We are developing our patent pending CBD recommendation algorithm for the purpose of assisting consumers of CBD products with selecting the right CBD product. Our plug-in will assist CBD consumers to be able to answer a handful of simple questions, that will help direct them in the right direction for their CBD needs. On July 19, 2019, we filed patent Serial No. 62/876,106 titled “Automated Cannabidiol Product Recommendation System and Method.” The application is still under review.

LED IP

We have acquired rights to one United States patent and one United States patent application. Patent 8,829,773 covers lighting apparatus with light-emitting diode chips and remote phosphor layer.

Seasonality

We do not expect any seasonality in our business.

Litigation

We have no current, pending or threatened legal proceedings or administrative actions either by or against us that could have a material effect on our business, financial condition, or operations and any current, past or pending trading suspensions.

Facilities

Our corporate office is located at 1825 Corporate Boulevard NW, Suite 110, Boca Raton, Florida 33431.

Employees

As of June 30, 2021, we had four employees, including officers and directors. We believe that we have been successful in attracting experienced and capable personnel. All our employees have entered agreements with us requiring them not to compete or disclose our proprietary information. Our employees are not represented by any labor union. We believe that relations with our employees are excellent.

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Item 2.   Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and the notes thereto appearing elsewhere in this Annual Report on Form 1-K. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the section titled “Cautionary Statement regarding Forward-Looking Statements” and elsewhere in this Annual Report on Form 1-K. Please see the notes to our Financial Statements for information about our Significant Accounting Policies and Recent Accounting Pronouncements.

Overview

We were incorporated on September 5, 2017 and commenced operations immediately thereafter. Having already created an LED algorithm to help consumers select the right LED bulbs/fixtures for their needs, we are developing our patent pending CBD algorithm for the same purpose. Our plug-in will assist CBD consumers to be able to answer a handful of simple questions, that will help direct them in the right direction for their CBD needs.

Revenue

During the years ended December 31, 2020 and 2019, we generated revenues of $8,456 and $5,272, respectively, an increase of $3,184.

Operating Expenses

During the years ended December 31, 2020 and 2019, we generated operating expenses of $368,841 and $325,123, respectively, an increase of $43,718, or 13.4%. This increase was attributable to an increase in compensation and related benefits of $7,330, an increase in advertising and promotion of $80,500, and an increase in settlement expense of $59,751, offset by a decrease in professional fees of $99,702 and a decrease in general and administrative expenses of $4,161.

Loss from Operations

During the years ended December 31, 2020 and 2019, we generated a loss from operations of $360,385 and $319,851, respectively, an increase of $40,534, or 12.7%.

Other Income (Expenses)

During the years ended December 31, 2020 and 2019, we generated other income, net of $19,014,120 and $40,986,764, respectively, a decrease of $21,972,644, or 53.6%. This decrease consisted of a decrease in derivative gain of $21,614,145 related to the period end adjustments of our derivative liabilities and an increase in interest expense of $358,988 related to an increase in interest-bearing debt and an increase in the amortization of debt discount.

Net loss

For the years ended December 31, 2020 and 2019 we recorded net income of $18,653,735 and $40,666,913, respectively, a decrease of $22,013,178. In summary, net income for 2020 ad 2019 is mainly due to gains on the valuation of the Company’s derivative liabilities, offset by a loss from operations and interest expense. Currently, operating costs exceed revenue because we had minimal sales during these periods. We cannot assure when or if revenue will exceed operating costs.

Liquidity and Capital Resources

We had cash on hand of $11,578 at December 31, 2020 and $1,135 at December 31, 2019. We may be required to raise additional funds, particularly if we are unable to generate positive cash flow as a result of our operations. We estimate that based on current plans and assumptions, that our cash will not be sufficient to satisfy our cash requirements under our present operating expectations, without further financing, for up to 12 months. In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations we will need, among other things, additional capital resources. Our management’s plans to continue as a going concern include raising additional capital through borrowings and the sale of Class A Common Stock. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us. Even if we are able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in case of an equity financing.

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Recent Financings

On January 9, 2020, we issued a convertible note for $90,000, interest accruing at 10%, convertible at sixty percent of the lowest trading price during the Valuation Period, and maturity date of December 9, 2020. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. As of December 31, 2020, the note had an outstanding principal of $90,000. This note is currently in default.

On January 28, 2020, we issued a convertible note for $85,000, interest accruing at 10%, convertible at sixty percent of the lowest trading price during the Valuation Period, and maturity date of January 28, 2021. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. As of December 31, 2020, the note had an outstanding principal of $85,000. This note is currently in default.

On March 5, 2020, we issued a convertible note for $50,000, interest accruing at 10%, convertible at sixty percent of the lowest trading price during the Valuation Period, and maturity date of March 5, 2021. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. As of December 31, 2020, the note had an outstanding principal of $50,000. This note is currently in default.

In May 2020, we entered into a Paycheck Protection Program Promissory Note (the “PPP Note”) with respect to a loan of $12,656 (the “PPP Loan”). The PPP Loan was obtained pursuant to the Paycheck Protection Program (the “PPP”) of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES act”) administered by the U.S. Small Business Administration (“SBA”). The PPP Loan matures in May 2022 and bears interest at a rate of 1.00% per annum. The PPP Loan is payable in 18 equal monthly payments commencing in November 2020. The PPP Loan may be prepaid at any time prior to maturity with no prepayment penalties. We may apply to have the loan forgiven pursuant to the terms of the PPP if certain criteria are met. For the year ended December 31, 2020, interest expense related to the PPP Note amounted to $82. On July 20, 2021,we filed for PPP Loan forgiveness which is still pending approval.

On July 2, 2020, we issued a convertible note for $30,000, interest accruing at 10%, convertible at sixty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of July 2, 2021. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. As of December 31, 2020, the note had an outstanding principal of $30,000. This note is currently in default.

On August 4, 2020, we issued a convertible note for $25,000 ($17,500 received as of December 31, 2020), interest accruing at 10%, convertible at Sixty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of August 4, 2021. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. As of December 31, 2020, the note had an outstanding principal of $17,500. This note is currently in default.

On December 31, 2020, we issued a convertible note for $11,000 ($11,000 received as of January, 2021 and accounted for as a deposit in transit on December 31, 2020), interest accruing at 10%, convertible at Sixty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of August 4, 2021. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. As of December 31, 2020, the note had an outstanding principal of $11,000. This note is currently in default.

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Cash Flows

Operating Activities

For the year ended December 31, 2020 we used $338,563 of cash in operating activities and for the year ended December 31, 2019, we used $313,248 of cash in operating activities. For the year ended December 31, 2020, net cash used in operations primarily consisted of net income of $18,653,735 adjusted for non-cash items such as a derivative gain of $19,458,662, amortization of debt discount of $396,361 and stock-based professional fees of $18,000, and changes in operating assets and liabilities including an increase in prepaid expenses of $8,250, an increase in accounts payable of $13,238 and an increase in accrued interest payable of $48,856. For the year ended December 31, 2019, , net cash used in operations primarily consisted of our net income of $40,666,913 offset by a decrease in the fair value of derivative liabilities of $41,380,640 and an increase in our accounts payable and accrued expenses of $14,301, amortization of debt discounts of $78,345, and initial derivative expense of $307,833.

Financing Activities

For the year ended December 31, 2020, financing activities provided $349,006 and for the year ended December 31, 2019, financing activities provided $305,400. In 2020 and 2019, we received proceeds from the issuance of convertible notes and the sale of our Class A Common Stock. Additionally, during the year ended December 31, 2020, we received proceeds from an SBA PPP loan of $12,656 and proceeds from related party advances of $9,350.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely, to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies and Estimates

Our summary of significant account policies is presented to assist in understanding our financial statements. The financial statements and the notes are the representation of our management, who is responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles (“US GAAP”) and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the accompanying financial statements include the valuation of derivatives, valuation of stock compensation and share exchange, and estimates of current and deferred income taxes and deferred tax valuation allowances.

Revenue Recognition

The Company entered into an affiliate agreement with CBDPure. CBDPure shall pay to the Company a commission in the amount of a percentage of product sold to a user that accesses CBDPure’s website through a link on the Company’s website. The affiliate agreement may be terminated by either party at any time. All of the Company’s revenue for the year ended December 31, 2020 was earned from CBDPure. The Company recognizes revenues when the performance obligation has been satisfied by the Company which is when products are sold through CBPPures platform.

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Derivatives

The Company accounts for conversion options embedded in convertible notes payable in accordance with ASC 815“Derivatives and Hedging”. Further, subtopic ASC 815-15 “Embedded Derivatives” generally requires companies to bifurcate conversion options embedded in the convertible notes from their host instruments and to account for them as free-standing derivative financial instruments if certain criteria are met. Derivative liabilities are recognized in the balance sheet at fair value as “Derivative Liabilities” and based on the criteria specified in FASB ASC 815-40“Derivatives and Hedging – Contracts in Entity’s own Equity”. The estimated fair value of the derivative liabilities is calculated using either the Binomial Lattice, or Monte Carlo simulation models where applicable and such estimates are revalued at each balance sheet date, with changes recorded to other income or expense as “Change in Fair Value – Derivatives” in the statement of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or equity, is evaluated at the instrument origination date and reviewed at the end of each event date (i.e., conversions, payments, etc.) and the measurement period end date for financial reporting, as applicable. A change in the derivative status of an existing instrument is accounted for through a reclassification between liabilities and equity. Upon conversion or repayment of the host instrument the derivative liability is recorded at its then fair market value, and an extinguishment gain is recognized.

Stock-Based Compensation

We record stock-based compensation in accordance with the guidance in ASC Topic 718 which requires us to recognize expenses related to the fair value of its employee stock and stock option awards. The expenses are generally recognized over the requisite service periods.

Item 3. Directors and Officers

The following table sets forth information regarding our executive officers, directors and significant employees, including their ages as of June 30, 2021:

Approximate hours per week for part-time employees

Name and Principal Position	Age	Term of Office	Approximate per week for Employees
Adam Green – President, Chairman	50	Since September 2017	60
Eric Gutmann – Secretary-Treasurer, Director	48	Since September 2017	30
Jonathan Morgan – Director	47	Since September 2017	20
Dr. James Edward Dempsey – Director	82	Since September 2017	10-15

Adam Green – President, Chairman

Adam Green is performance-driven sales expert and accomplished executive who has consistently delivered exceptional results. He combines strong business acumen with a transformational leadership style. Adam is adept at managing complex and dynamic work environments including LED product manufacturing, distribution, operations, marketing and supply chain management.

His accomplishments:

•	Mr. Green was one of the first manufacturers in the United States to receive an ETL safety listing for an LED Tube that replaces standard fluorescent tubes. Patent (13/785,827) on the use of remote phosphor in the manufacturing of LED Tubes, slashing manufacturing costs by 40% and increasing the life expectancy of LED Tubes by up to 50%.

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•	Patent Pending on a method for an LED Product Filtering Engine that will help consumers select the correct LED bulbs/fixtures for their application and help online and brick-and-mortar retailers sell the proper LED to their customers. Developed sales and marketing strategies for LED distributors and sales agencies that helped increase efficiency and profit margins.

•	Implemented incentive programs and sales strategy guidelines for inside and outside sales staff to increase production on a monthly basis, increasing sales from $1M to over $13M within 2 years of arrival. In 2012, completed one of the largest LED retrofits at the time in Las Vegas of LED bulbs (30,000 pcs.) for a Station’s Casino property. Worked closely with engineers to insure compatibility with their current lighting control system.

•	Guest lecturer at several colleges and universities to both faculty and students. Helped author an LED test study for the Clark County School District in Nevada, proving that students’ test scores improved in classrooms outfitted with LED lighting.

Eric Gutmann – Secretary-Treasurer, Director

Mr. Gutmann was President and Chief Operating Officer for Natural Synergies, a buying consortium for independent natural food stores throughout the United States. After leaving Natural Synergies Mr. Gutmann became Director of Business Development for Skies International, a distributor of consumer products throughout Central and South America. Mr. Gutmann is an investor in several small start-ups and also manages a family real estate portfolio.

In addition, Mr. Gutmann has been a member of the board of the Jewish Federation of South Palm Beach County and has served as the President of the Board of the Adolph and Rose Levis Jewish Community Center in Boca Raton and continues to serve on their Executive Committee.

Mr. Gutmann graduated with an Honors degree in finance from the University of Florida.

Jonathan Morgan – Director

Jonathan Morgan is a marketing, advertising, design and production of displays, product development, trade show and exhibits, merchandising, promotional products and printing industry expert for the past 24 years and has been an integral Partner at RMI, Inc, and Founder of Happy Head Marketing. RMI, Inc for the past 45 years is one of the top leading Marketing, Advertising, Pos/Pop, Trade Show and Exhibits, Mobile/Smartphone Web Development, Promotional Products and Printing Agency's in the United States.

Mr. Morgan has worked and created programs with companies such as Vespa Scooters, Citibank, Volvo Cars of NA, Ricoh Corp, Yamaha Music Corp, Ovation Guitars, AAA National, Welch’s Fruit Snacks, Fender Guitars, Magnolia Bakery, Barnes and Noble College Bookstores, TechWeb, Sour Jackets Candy, Women In The World and an additional 120+ other companies. These companies hired Jonathan / RMI Inc for a one-stop source for their niche marketing opportunities and programs.

Five years ago, Mr. Morgan founded Happy Head Marketing to serve the Medical/Recreational Cannabis and CBD Industry. Happy Head Marketing is a one-stop source to help develop and manufacture the most unique cartridges, electronic vaporizers, pos/pop displays, and packaging for over 40 well recognized brands seen in the Medical/Recreational Cannabis and CBD Industry. Happy Head Marketing provides the best quality products in the market through our manufacturing, innovation and quality standards. Its team has created and worked with some of the biggest brands in the industry. These brands come to Happy Head Marketing for their relationships to direct and navigate through this unregulated industry. Some of these brands are: Bhang, Beboe, Dixie, Harmony Extracts, Green Roads World, 420 Bar, Cannabis Quencher, Etain Health, Ebbu, and KYND.

Mr. Morgan graduated with a Business Marketing Degree from the University of Hartford. He is a member of or affiliated with the Advertising Specialty Institute, Graphics of the Americas, National Cannabis Industry Association, Marijuana Business Association and SGIA.

Dr. James Edward Dempsey – Director

Dr. Dempsey is a former President of the Georgia Society of Otolaryngology and has served as plant physician for NASA. Dr. Dempsey has practiced in all areas of otolaryngology while maintaining a specific interest in otology.

10

Dr. Dempsey attended Shorter College in Rome, Georgia and graduated in 1961 with a Bachelor of Science degree in chemistry. Following college, he obtained his medical degree from the Medical College of Georgia in 1965, and then returned to Rome to complete a one-year internship at Floyd County hospital. In 1966, Dr. Dempsey entered the United States Air Force for two years. In 1969, he began his otolaryngology residency in Atlanta at Emory and Grady Hospitals. Dr. Dempsey is particularly well versed on the science of algorithms, which his patients use to make decisions on a daily basis.

He is Board Certified in Otolaryngology Head and Neck Surgery. He has been a member or affiliated with the American Academy of Otolaryngology Head and Neck Surgery, American Medical Association, Georgia Society of Otolaryngology (past president), Medical Association of Georgia, Crawford W. Long Society, Fellowship of the American College of Surgeons, and the Greater Atlanta Otolaryngology Society.

There are no family relationships among and between our directors, officers, persons nominated or chosen by us to become directors or officers, or beneficial owners of more than 5% of the any class our equity securities.

11

EXECUTIVE COMPENSATION

Employment Agreements

Messrs. Green and Gutmann have each entered into an employment agreement with us for a term of five years. Pursuant to their employment agreements, they have agreed to devote a substantial portion of their business and professional time and efforts to our business. Each employment agreement provides that each employee shall receive a salary determined by the Board of Directors commensurate with the development of the Company. They may be entitled to receive, at the sole discretion of our Board of Directors or a committee thereof, bonuses based on the achievement (in whole or in part) by us of our business plan and achievement by the employee of fixed personal performance objectives.

The following table represents information regarding the total compensation of our officers and directors of the Company for the year ended December 31, 2020:

Name and Principal Position	Cash Compensation	Other Compensation	Total Compensation
Adam Green, President, Director	$46,500	$0	$46,500
Eric Gutmann, Secretary – Treasurer, Director	$23,250	$0	$23,250
Jonathan Morgan – Director	$0	$0	0
Dr. James Edward Dempsey – Director	$0	$0	$0
Total	$69,750	$0	$69,750

2020 Stock Incentive Plan

On January 17, 2020, our Board of Directors adopted the 2020 Stock Incentive Plan (the “2020 Plan”). The purposes of the 2020 Plan are (a) to enhance our ability to attract and retain the services of qualified employees, officers, directors, consultants, and other service providers upon whose judgment, initiative and efforts the successful conduct and development of our business largely depends, and (b) to provide additional incentives to such persons or entities to devote their utmost effort and skill to the advancement and betterment of our company, by providing them an opportunity to participate in the ownership of our Company and thereby have an interest in the success and increased value of our Company.

The 2020 Plan is administered by our Board of Directors; however, the Board of Directors may designate administration of the 2020 Plan to a committee consisting of at least two independent directors. Only our employees or of an “Affiliated Company,” as defined in the 2020 Plan, (including members of the Board of Directors if they are our employees or of an Affiliated Company) are eligible to receive incentive stock options under the 2020 Plan. Our employees or of an Affiliated Company, members of the Board of Directors (whether or not employed by us or an Affiliated Company), and “Service Providers,” as defined in the 2020 Plan, are eligible to receive non-qualified options, restricted stock units, and stock appreciation rights under the 2020 Plan. All awards are subject to Section 162(m) of the Internal Revenue Code.

No option awards may be exercisable more than ten years after the date it is granted. In the event of termination of employment for cause, the options terminate on the date of employment is terminated. In the event of termination of employment for disability or death, the optionee or administrator of optionee’s estate or transferee has six months following the date of termination to exercise options received at the time of disability or death. In the event of termination for any other reason other than for cause, disability or death, the optionee has 30 days to exercise his or her options.

The 2020 Plan will continue in effect until all the stock available for grant or issuance has been acquired through exercise of options or grants of shares, or until ten years after its adoption, whichever is earlier. Awards under the 2020 Plan may also be accelerated in the event of certain corporate transactions such as a merger or consolidation or the sale, transfer or other disposition of all or substantially all our assets.

12

Item 4. Security Ownership of Management and Certain Securityholders

The following table gives information on ownership of our securities as of August 4, 2021. The following lists ownership of our Common Stock by each person known by us to be the beneficial owner of over 5% of the outstanding Common and Preferred Stock, and by our officers and directors:

Name(1)	Class A Common Stock	Class B Common Stock	Percentage of Total Class A Common Outstanding(2)	Percentage of Total Class B Common Outstanding	Series A Preferred Stock	Percentage of Total Series A Preferred Outstanding
Adam Green	17,550,000	1,000,000	5.60%	52.6%	0	0
Eric Gutmann	14,300,000	900,000	4.56%	47.4%	0	0
James Edward Dempsey(3)	5,500,000	0	1.75%	0	0	0
R&J Holdings(4)	3,000,000	0	*	0	0	0
All officers and directors	40,350,000	1,900,000	12.87%	100%	0	0
GPL Ventures, LLC	26,500,000	0	9.99%(5)	0	4,500	100%

*Less than 1%.

(1) The address for all shareholders is c/o Smart Decision, Inc., 1825 Corporate Blvd. NW, #110, Boca Raton, FL 33431.

(2) Based on a total of 313,591,987 shares outstanding.

(3) Mr. Dempsey is a director.

(4) R&J Holdings is controlled by Jonathan Morgan, a director.

(5) GPL Ventures, LLC owns convertible promissory notes that convert into no more than 9.99% of the outstanding voting percentage of the Company.

Item 5. Interest of Management and Others in Certain Transactions

See the disclosure under “EXECUTIVE COMPENSATION” above.

On October 29, 2017, we issued a promissory note to Eric Gutmann in the principal amount of $1,200. The interest rate on the note is 8% per annum and originally matured on November 9, 2018. The maturity date of the note has been extended, through written consent of the parties, to November 9, 2021.

On March 16, 2021, we issued a promissory note to Mr. Gutmann in the principal amount of $9,100. The interest rate on the note is 12% per annum and matures on March 16, 2022.

Besides the Employment Agreements and the promissory note issued to Mr. Gutmann, as described above, during the last two full fiscal years and the current fiscal year or any currently proposed transaction, there is no transaction involving the Company, in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for its last three fiscal years.

Item 6. Other Information

None.

13

Item 7. Financial Statements

The financial statements required by this Item 7 are included in this Annual Report on Form 1-K on the following page.

14

 INDEX TO FINANCIAL STATEMENTS

SMART DECISION, INC.

F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Smart Decision, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Smart Decision, Inc. as of December 31, 2020 and 2019, the related statements of operations, changes in shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2020 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a loss from operations and cash used in operations of $360,385 and $338,563, respectively, in 2020, and a shareholders’ deficit and working capital deficiency of $5,126,324 and $5,126,324, respectively, at December 31, 2020. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s Plan in regard to these matters is also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328

Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920

www.salbergco.com • info@salbergco.com

Member National Association of Certified Valuation Analysts • Registered with the PCAOB

Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

F-2

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Derivative Liabilities

As described in Footnote 2 “Derivatives” and “Fair Value Measurements” and Footnote 3, “Convertible Notes Payable” to the financial statements, the Company recorded derivative activity during 2020 that resulted primarily in a net aggregate derivative gain of $19,458,662 and derivative liabilities of $4,527,566 at December 31, 2020.

We identified the evaluation of instruments and contracts to determine whether there are derivatives to be recorded, the analysis of the accounting treatment and presentation for derivative transactions and the valuation of derivatives as critical audit matters. Auditing management’s analysis of the above critical audit matters was complex and involved a high degree of subjectivity.

The primary procedures we performed to address these critical audit matters included (a) Reviewed and tested management’s conclusions as to whether certain instruments or contracts qualified for derivative treatment by comparing management’s analysis and conclusions to authoritative and interpretive literature, (b) Compared the accounting treatment and presentation to that described by the authoritative and interpretive literature, (c) Tested management’s process for valuing derivatives by comparing it to generally accepted methodologies for valuing derivatives, (d) Tested management’s valuation of the derivatives by testing assumptions and data used in the valuation model including the term, volatility and interest rate, and (e) Recomputed the derivative valuations.

/s/ Salberg & Company, P.A.

SALBERG & COMPANY, P.A.

We have served as the Company’s auditor since 2018.

Boca Raton, Florida

August 18, 2021

F-3

SMART DECISION, INC.

BALANCE SHEETS

	December 31,	December 31,
	2020	2019

ASSETS
CURRENT ASSETS:
Cash	$11,578	$1,135
Prepaid expenses	8,250	–

Total Current Assets	19,828	1,135

TOTAL ASSETS	$19,828	$1,135

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES:
Convertible notes payable - related party, net of umamortized discount	$484,853	$91,502
Note payable - related party - officer	1,200	1,200
Accounts payable	14,962	1,724
Accrued expenses	37,708	38,811
Accrued interest payable	57,857	9,001
PPP loan	12,656	–
Due to related parties	9,350	–
Derivative liabilities	4,527,566	24,130,082

Total Current Liabilities	5,146,152	24,272,320

Total Liabilities	5,146,152	24,272,320

Commitments and Contingencies (See Note 7)

SHAREHOLDERS' DEFICIT:
Preferred stock; par value $0.0001; 1,000,000,000 shares authorized; Series A Convertible Preferred stock 50,000 shares designated; 4,500 shares issued and outstanding at December 31, 2020 and 2019, respectively	1	1
Common stock; par value $0.0001: 5,000,000,000 shares authorized;
Common stock - Class A; 4,900,000,000 shares designated; 104,899,187 and 72,990,000 shares issu and outstanding at December 31, 2020 and 2019, respectively	10,490	7,259
Common stock - Class B; 100,000,000 shares designated; 1,900,000 shares issued and outstanding December 31, 2020 and 2019, respectively	190	190
Additional paid-in capital	(64,347,860)	(64,835,755)
Retained earnings	59,210,855	40,557,120

Total Shareholders' Deficit	(5,126,324)	(24,271,185)

Total Liabilities and Shareholders' Deficit	$19,828	$1,135

See accompanying notes to financial statements.

F-4

SMART DECISION, INC.

STATEMENTS OF OPERATIONS

	For the Years Ended
	December 31,
	2020	2019
REVENUES	$8,456	$5,272

OPERATING EXPENSES:
Compensation and related benefits	73,080	65,750
Advertising and promotion	138,500	58,000
Professional fees	63,488	163,190
General and administrative expenses	34,022	38,183
Settlement expense	59,751	–

Total Operating Expenses	368,841	325,123

LOSS FROM OPERATIONS	(360,385)	(319,851)

OTHER INCOME (EXPENSES):
Derivative gain	19,458,662	41,072,807
Gain on debt extinguishment	489	–
Interest expense	(445,031)	(86,043)

Total Other Income	19,014,120	40,986,764

NET INCOME	$18,653,735	$40,666,913

NET INCOME PER COMMON SHARE:
Basic	$0.23	$0.58
Diluted	$(0.00)	$(0.00)

WEIGHTED AVERAGE COMMON SHARE OUTSTANDING:
Basic	80,255,184	70,290,575
Diluted	971,240,074	330,550,640

See accompanying notes to financial statements.

F-5

SMART DECISION, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

							Additional	Retained Earnings	Total
	Preferred Stock		Common Stock - Class A		Common Stock - Class B		Paid-in	(Accumulated	Shareholders'
	# of Shares	Amount	# of Shares	Amount	# of Shares	Amount	Capital	Deficit)	Deficit

Balance, December 31, 2018	–	$–	72,450,000	$7,245	1,900,000	$190	$58,905	$(109,793)	$(43,453)

Common shares issued for cash	–	–	6,540,000	654	–	–	64,746	–	65,400

Common stock exchanged for Series A preferred stock	4,500	1	(4,500,000)	(450)	–	–	449	–	–

Class A Common Shares retired	–	–	(1,900,000)	(190)	–	–	190	–	–

Initial derivative liability reclassification	–	–	–	–	–	–	(64,960,045)	–	(64,960,045)

Net income	–	–	–	–	–	–	–	40,666,913	40,666,913

Balance, December 31, 2019	4,500	1	72,590,000	7,259	1,900,000	190	(64,835,755)	40,557,120	(24,271,185)

Common shares issued for cash	–	–	4,400,000	440	–	–	43,060	–	43,500

Common shares issued for services	–	–	300,000	30	–	–	17,970	–	18,000

Cancellation of shares for settlement	–	–	(2,490,813)	(249)	–	–	–	–	(249)

Common shares issued for conversion of debt, accrued interest and fees	–	–	30,100,000	3,010	–	–	–	–	3,010

Extinguishment loss related to conversion of debt	–	–	–	–	–	–	426,865	–	426,865

Net loss	–	–	–	–	–	–	–	18,653,735	18,653,735

Balance, December 31, 2020	4,500	$1	104,899,187	$10,490	1,900,000	$190	$(64,347,860)	$59,210,855	$(5,126,324)

See accompanying notes to financial statements.

F-6

SMART DECISION, INC.

STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$18,653,735	$40,666,913
Adjustments to reconcile net income to net cash used in operating activities:
Amortization of debt discount to interest expense	396,361	78,345
Stock-based professional fees	18,000	–
Derivative gain	(19,458,662)	(41,072,807)
Non-cash settlement gain	(249)	–
Non-cash gain on debt extinguishment	(489)	–
Change in operating assets and liabilities:
Prepaid expenses	(8,250)	–
Accounts payable	13,238	14,301
Accrued expenses	(1,103)	–
Accrued interest payable	48,856	–

NET CASH USED IN OPERATING ACTIVITIES	(338,563)	(313,248)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of stock	43,500	65,400
Proceeds from related party advances	9,350	–
Proceeds from PPP loan	12,656	–
Proceeds from convertible notes payable	283,500	240,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	349,006	305,400

NET INCREASE (DECREASE) IN CASH	10,443	(7,848)

CASH, beginning of year	1,135	8,983

CASH, end of year	$11,578	$1,135

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for:
Interest	$–	$–
Income taxes	$–	$–

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Common stock issued for conversion of debt	$3,010	$–
Common stock issued for prepaid expenses	$18,000	$–
Increase in debt discount and derivative liability	$283,500	$242,843
Initial derivative liabilities charged to equity	$–	$64,960,045
Common stock exchanged for Series A convertible preferred stock	$–	$450
Cancellation of Class A common stock	$–	$190

See accompanying notes to financial statements.

F-7

SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Nature of Organization

Smart Decision, Inc. (the “Company”) was incorporated in the state of Wyoming on September 5, 2017. The Company has researched and developed an algorithm for the consumer and business LED Lighting Market and consumer and business CBD market. With the Company’s Patent Pending CBD “Smart Decision” algorithm, consumers should be able to select the right CBD by answering a handful of consumer-friendly questions. Ultimately, selecting the right product the first time dramatically cuts down on product returns for retailers and creates a positive purchasing experience for the consumer. The Company intends to develop additional algorithms for other consumer categories in the future.

Risks and Uncertainties

The Company has not commenced planned principal operations. The Company’s activities since inception include devoting substantially all of its efforts to business planning development. Additionally, the Company has allocated a substantial portion of time and investment to the completion of its development activities to launch its marketing plan and generate revenues and to raising capital. The Company has generated no material revenues from operations. The Company’s activities during this early stage are subject to significant risks and uncertainties.

Going Concern

The accompanying financial statements are prepared assuming the Company will continue as a going concern. On December 31, 2020, the Company had a shareholders’ deficit of $5,126,324 and a working capital deficiency of $5,126,324. At December 31, 2019, the Company had a shareholders’ deficit of $24,271,185 and a working capital deficiency of $24,271,185. For the years ended December 31, 2020 and 2019, the Company had a loss from operations of $360,385 and $319,851 and had net cash used in operating activities of $338,563 and $313,248, respectively, and the Company generated nominal revenues for both years. These matters raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issue date of this report. The ability of the Company to continue as a going concern is dependent upon initiating sales and obtaining additional capital and financing. While the Company believes in the viability of its strategy to initiate sales volume and in its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

The COVID-19 pandemic and resulting global disruptions have affected the Company’s operations. It is not possible to determine the duration and spread of the pandemic or such actions, the ultimate impact on the Company’s results of operations during 2021, or whether other currently unanticipated consequences of the pandemic are reasonably likely to materially affect the Company’s results of operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant account policies of the Company is presented to assist in understanding the Company’s financial statements. The financial statements and the notes are the representation of the Company’s management, who are responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles (“US GAAP”) and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the accompanying financial statements include the valuation of derivatives, valuation of stock compensation and share exchange, and estimates of current and deferred income taxes and deferred tax valuation allowances.

F-8

SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

Fair Value Measurements and Fair Value of Financial Instruments

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board’s (the “FASB”) accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Disclosures about the fair value of financial instruments are based on pertinent information available to the Company on December 31, 2020. Accordingly, the estimates presented in these financial statements are not necessarily indicative of the amounts that could be realized on disposition of the financial instruments. FASB ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2—Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3—Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheets for cash, convertible notes payable, notes payable, accounts payable, accrued expenses and accrued interest payable approximate their fair market value based on the short-term maturity of these instruments.

Assets and liabilities measured at fair value on a recurring basis on December 31, 2020 and 2019 is as follows:

	At December 31, 2020			At December 31, 2019
Description	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Derivative liabilities	–	–	$4,527,566	–	–	$24,130,082

A roll forward of the level 3 valuation financial instruments is as follows:

	For the Years Ended December 31,
	2020	2019
Balance at beginning of period	$24,130,082	$–
Initial valuation of derivative liabilities reclassified from paid-in capital (a)	–	64,960,045
Initial valuation of derivative liabilities included in debt discount	283,500	242,844
Initial valuation of derivative liabilities included in derivative expense	6,151,163	307,833
Gain on extinguishment of debt related to repayment/conversion of debt	(427,354)	–
Change in fair value included in derivative expense	(25,609,825)	(41,380,640)
Balance at end of period	$4,527,566	$24,130,082

(a)	Upon initiation of the quotation and trading of the Company’s common stock at the end of July 2019, the Company began treating the embedded conversion options of the convertible notes as bifurcated derivatives and reclassified the initial derivative liability value from paid-in capital

F-9

SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

The Company accounts for its derivative financial instruments, consisting of certain conversion options embedded in our convertible instruments and warrants, at fair value using level 3 inputs. The Company determined the fair value of these derivative liabilities using the binomial lattice models, or other accepted valuation practices. When determining the fair value of its financial assets and liabilities using these methods, the Company is required to use various estimates and unobservable inputs, including, among other things, expected terms of the instruments, expected volatility of its stock price, expected dividends, and the risk-free interest rate. Changes in any of the assumptions related to the unobservable inputs identified above may change the fair value of the instrument. Increases in expected term, anticipated volatility and expected dividends generally result in increases in fair value, while decreases in the unobservable inputs generally result in decreases in fair value.

ASC 825-10 “Financial Instruments”, allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company did not elect to apply the fair value option to any outstanding instruments.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less at the purchase date and money market accounts to be cash equivalents. The Company has no cash equivalents as of December 31, 2020 and 2019.

Income Taxes

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates of the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Applicable interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statements of operations.

Business Segments

ASC 280, “Segment Reporting” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. The Company determined it has one operating segment as of December 31, 2020 and 2019.

F-10

SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

Revenue Recognition

The Company follows Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). This standard establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most of the existing revenue recognition guidance. ASC 606 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and also requires certain additional disclosures.

The Company entered into an affiliate agreement with CBDPure. CBDPure shall pay to the Company a commission in the amount of a percentage of product sold to a user that accesses CBDPure’s website through a link on the Company’s website. The affiliate agreement may be terminated by either party at any time. All of the Company’s revenue for the years ended December 31, 2020 and 2019 was earned from CBDPure. The Company recognizes revenues when the performance obligation has been satisfied by the Company which is when products are sold through CBDPure’s platform.

Management has reviewed the revenue disaggregation disclosure requirements pursuant to ASC 606 and determined that no further disaggregation disclosure is required to be presented.

Derivatives

The Company accounts for conversion options embedded in convertible notes payable in accordance with ASC 815“Derivatives and Hedging”. Further, subtopic ASC 815-15 “Embedded Derivatives” generally requires companies to bifurcate conversion options embedded in the convertible notes from their host instruments and to account for them as free-standing derivative financial instruments if certain criteria are met. Derivative liabilities are recognized in the balance sheet at fair value as “Derivative Liabilities” and based on the criteria specified in FASB ASC 815-40“Derivatives and Hedging – Contracts in Entity’s own Equity”. The estimated fair value of the derivative liabilities is calculated using either the Binomial Lattice, or Monte Carlo simulation models where applicable and such estimates are revalued at each balance sheet date, with changes recorded to other income or expense as “Change in Fair Value – Derivatives” in the statement of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or equity, is evaluated at the instrument origination date and reviewed at the end of each event date (i.e. conversions, payments, etc.) and the measurement period end date for financial reporting, as applicable. A change in the derivative status of an existing instrument is accounted for through a reclassification between liabilities and equity. Upon conversion or repayment of the host instrument the derivative liability is recorded at its then fair market value, and an extinguishment gain is recognized.

Stock-Based Compensation

The Company records stock-based compensation in accordance with the guidance in ASC Topic 718 which requires the Company to recognize expenses related to the fair value of its employee and non-employee stock and stock option awards. The expenses are generally recognized over the requisite service periods.

Net Income (Loss) per Share

The Company computes net income (loss) per share in accordance with ASC 260-10, “Earnings Per Share.” The basic net income (loss) per common share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding. Diluted net income (loss) per share gives effect to all dilutive potential common shares outstanding during the period using the “as if converted” basis.

Pursuant to ASC 260-10-45, basic income (loss) per common share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of shares of common stock outstanding for the periods presented. Diluted income (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during the period. Potentially dilutive common shares consist of common stock issuable for stock warrants (using the treasury stock method) and shares issuable for convertible debt (using the as-if converted method). These common stock equivalents may be dilutive in the future.

F-11

SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

The following table presents a reconciliation of basic and diluted net income per share:

	For the Years Ended
	December 31,
	2020	2019
Net income per common share - basic:
Net income	$18,653,735	$40,666,913
Net income attributable to common shareholders	$18,653,735	$40,666,913
Weighted average common shares outstanding - basic	80,255,184	79,290,575
Net income per common share - basic	$0.23	$0.58

Net income per common share - diluted:
Net income allocated to common shareholders - basic	$18,653,735	$40,666,913
Add: interest of convertible debt	445,031	7,647
Less: derivatives income	(19,458,662)	(41,072,807)
Numerator for net income per common share - diluted	$(359,896)	$(398,247))

Weighted average common shares outstanding - basic	80,255,184	70,290,575
Effect of dilutive securities:
Convertible notes payable	866,340,887	260,260,065
Weighted average common shares outstanding - diluted	971,240,074	330,550,640
Net income per common share - diluted	$(0.00)	$(0.00))

Potentially dilutive common shares were excluded from the computation of diluted shares outstanding for the year ended December 31, 2020 and 2019 as they would have an anti-dilutive impact on the Company’s net losses in that period and consisted of the following:

	December 31, 2020	December 31, 2019
Convertible debt	866,340,887	268,669,690

Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3 – CONVERTIBLE NOTES PAYABLE

On December 31, 2020 and 2019, convertible notes payable consisted of the following:

	December 31,
	2020	2019
Principal amount	$536,490	$256,000
Less: unamortized debt discount	(51,637)	(164,498)
Convertible notes payable, net-current	$484,853	$91,502

F-12

SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

On December 14, 2017, the Company issued a convertible note Convertible note dated December 14, 2017, for $6,000, interest accruing at 10%, convertible at the lesser of (i) $0.0001 or (ii) fifty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of December 14, 2018. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. On December 13, 2018, the maturity date of the note was extended to December 14, 2020. As of December 31, 2020 and 2019, the note had an outstanding principal of $6,000. This note is currently in default.

On March 22, 2018, the Company issued a convertible note for $20,000 ($10,000 received in 2018 and $10,000 received in 2019), interest accruing at 10%, convertible at the lesser of (i) $0.0001 or (ii) fifty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of March 22, 2019. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. On March 21, 2019, the maturity date of the note was extended to March 22, 2020. As of December 31, 2019, the note had an outstanding principal of $20,000. During the year ended December 31, 2020, the Company issued an aggregate of 30,100,000 shares of its common stock upon conversion of $3,010 of principal balance. As of December 31, 2020, the note had an outstanding principal of $16,990. This note is currently in default.

On May 20, 2019, the Company issued a convertible note for $50,000, interest accruing at 10%, convertible at sixty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of May 20, 2020. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. As of December 31, 2020 and 2019, the note had an outstanding principal of $50,000. This note is currently in default.

On August 22, 2019, the Company issued a convertible note for $40,000, interest accruing at 10%, convertible at sixty percent of the lowest trading price during the Valuation Period (the “Valuation Period”), and maturity date of August 23, 2020. The Valuation Period shall mean twenty (20) Trading Days, commencing on the first Trading Day following delivery and clearing of the Notice Shares in Holder’s brokerage account, as reported by Holder. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. As of December 31, 2020 and 2019, the note had an outstanding principal of $40,000. This note is currently in default.

On October 29, 2019, the Company issued a convertible note for $60,000, interest accruing at 10%, convertible at sixty percent of the lowest trading price during the Valuation Period, and maturity date of October 29, 2020. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. As of December 31, 2020 and 2019, the note had an outstanding principal of $60,000. This note is currently in default.

On November 27, 2019, the Company issued a convertible note for $30,000, interest accruing at 10%, convertible at sixty percent of the lowest trading price during the Valuation Period, and maturity date of November 27, 2020. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. As of December 31, 2020 and 2019, the note had an outstanding principal of $30,000. This note is currently in default.

F-13

SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

On December 19, 2019, the Company issued a convertible note for $50,000, interest accruing at 10%, convertible at sixty percent of the lowest trading price during the Valuation Period, and maturity date of December 19, 2020. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. As of December 31, 2020 and 2019, the note had an outstanding principal of $50,000. This note is currently in default.

On January 9, 2020, the Company issued a convertible note for $90,000, interest accruing at 10%, convertible at sixty percent of the lowest trading price during the Valuation Period, and maturity date of December 9, 2020. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. As of December 31, 2020, the note had an outstanding principal of $90,000. This note is currently in default.

On January 28, 2020, the Company issued a convertible note for $85,000, interest accruing at 10%, convertible at sixty percent of the lowest trading price during the Valuation Period, and maturity date of January 28, 2021. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. As of December 31, 2020, the note had an outstanding principal of $85,000. This note is currently in default.

On March 5, 2020, the Company issued a convertible note for $50,000, interest accruing at 10%, convertible at sixty percent of the lowest trading price during the Valuation Period, and maturity date of March 5, 2021. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. As of December 31, 2020, the note had an outstanding principal of $50,000. This note is currently in default.

The investor that was issued the above convertible notes in default agreed to waive the default financial penalties until February 28, 2021.

On July 2, 2020, the Company issued a convertible note for $30,000, interest accruing at 10%, convertible at sixty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of July 2, 2021. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the Company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. As of December 31, 2020, the note had an outstanding principal of $30,000. This note is currently in default.

On August 4, 2020, the Company issued a convertible note for $25,000 ($17,500 received as of December 31, 2020), interest accruing at 10%, convertible at Sixty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of August 4, 2021. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the Company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. As of December 31, 2020, the note had an outstanding principal of $17,500. This note is currently in default.

On December 31, 2020, the Company issued a convertible note for $11,000 ($11,000 received as of January, 2021 and accounted for as a deposit in transit on December 31, 2020), interest accruing at 10%, convertible at Sixty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of August 4, 2021. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the Company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. As of December 31, 2020, the note had an outstanding principal of $11,000. This note is currently in default.

F-14

As of December 31, 2020 and 2019, these convertible notes had accrued interest of $57,473 and $8,795, respectively. During the years ended December 31, 2020 and 2019, the Company recorded interest expense of $48,678 and $7,414, respectively, related to these convertible notes.

In connection with the issuance of these convertible notes, the Company determined that the terms of the notes contain terms that are not fixed monetary amounts at inception. Accordingly, under the provisions of ASC 815-40 - Derivatives and Hedging – Contracts in an Entity’s Own Stock, the embedded conversion options contained in the convertible instruments were bifurcated and accounted for as derivative liabilities at the date of issuance and shall be adjusted to fair value through earnings at each reporting date. The fair value of the embedded conversion option derivatives was determined using the Binomial valuation model. At the end of each period and on the date that debt is converted into common shares, the Company revalues the embedded conversion option derivative liabilities.

In connection with the issuance of the 2019 convertible notes, during the during the year ended December 31, 2019, on the initial measurement date, the fair values of the embedded conversion option derivative of $550,676 was recorded as derivative liabilities and was allocated as a debt discount up to the net proceeds of the respective convertible note of $242,844 with the remaining $307,833 recorded as initial derivative expense.

In connection with the issuance of the 2020 convertible notes, during the during the year ended December 31, 2020, on the initial measurement date, the fair values of the embedded conversion option derivative of $6,434,663 was recorded as derivative liabilities and was allocated as a debt discount up to the net proceeds of the respective convertible note of $282,844, with the remainder of $6,151,163 recorded as initial derivative expense.

At the end of the 2019 period, the Company revalued the embedded conversion option derivative liabilities and recorded a derivative gain of $41,380,640, This derivative gain was offset by the initial derivative expense of $(307,833) for a net gain of $41,072,807 during the year ended December 31, 2019. At the end of the 2020 period, the Company revalued the embedded conversion option derivative liabilities and recorded a derivative gain of $25,609,825, This derivative gain was offset by the initial derivative expense of $(6,151,163) for a net gain of $19,458,662 during the year ended December 31, 2020.

During the years ended December 31, 2020 and 2019, amortization of debt discount to interest expense amounted to $396,361 and $78,345, respectively.

During the year ended December 31, 2020 and 2019, the fair value of the derivative liabilities was estimated using the Simple Binomial Lattice Model with the following assumptions:

	2020	2019
Dividend rate	0%	0%
Term (in years)	0.3 to 1 year	0.75 to 3 years
Volatility	312.1% to 368.2%	95.0% to 377.0%
Risk-free interest rate	0.09% to 1.54%	1.52% to 1.75%

NOTE 4 – NOTE PAYABLE – RELATED PARTY

On December 31, 2020 and 2019, note payable consisted of the following:

	December 31,
	2020	2019
Principal amount	$1,200	$1,200

On October 17, 2017, the Company issued a note payable to an officer; interest accruing at 8%, maturity November 9, 2018. On November 8, 2018, the maturity date of the note was extended to November 9, 2019 and then to November 9, 2020, and again to November 9, 2021.

As of December 31, 2020 and 2019, this note payable had accrued interest of $302 and $206, respectively. During the years ended December 31, 2020 and 2019 the Company recorded interest expense of $96 and $96, respectively, related to this note payable.

F-15

SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 5 – PPP LOAN PAYABLE

In May 2020, the Company entered into a Paycheck Protection Program Promissory Note (the “PPP Note”) with respect to a loan of $12,656 (the “PPP Loan”). The PPP Loan was obtained pursuant to the Paycheck Protection Program (the “PPP”) of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES act”) administered by the U.S. Small Business Administration (“SBA”). The PPP Loan matures in May 2022 and bears interest at a rate of 1.00% per annum. The PPP Loan is payable in 18 equal monthly payments commencing in November 2020. The PPP Loan may be prepaid at any time prior to maturity with no prepayment penalties. The Company may apply to have the loan forgiven pursuant to the terms of the PPP if certain criteria are met. For the year ended December 31, 2020, interest expense related to the PPP Note amounted to $82. On July 20, 2021, the Company filed for PPP Loan forgiveness which is still pending approval.

NOTE 6 - SHAREHOLDERS’ DEFICIT

On February 16, 2018, the Company amended its articles of incorporation to authorize 5,000,000,000 shares of Common Stock having a par value of $0.0001 and to divide its Common Stock into two classes: Class A and Class B. There are 4,900,000,000 designated shares of Class A and 100,000,000 designated shares of Class B. The shares of each class of Common Stock are identical except that the holders of the Class B Common Stock shall be entitled to elect a majority of the board of directors and the holders of the Class A shall elect the remainder of the directors. Each share of Class B Common Stock shall be convertible at any time into one share of Class A Common Stock at the option of the holder. Both classes of common stock are entitled to one vote per share. As part of this amendment, the Company also added 1,000,000,000 shares of Preferred Stock having a par value of $0.0001 per share. The board of directors is expressly vested with the authority to fix and determine the relative rights and preferences of the shares of each series so established, however, that the rights and preferences of the various series may vary with only respect to the rate of dividend; whether the shares may be called and, if so, the call price and the terms and conditions of call; the amount payable upon the shares in the event of voluntary and involuntary liquidation; sinking fund provisions; the terms and conditions, if any, on which the shares may be converted; voting rights; and whether the shares will be cumulative, noncumulative, or partially cumulative as to dividends and the dates from which any cumulative dividends are to accumulate.

Series A Convertible Preferred Stock

On September 3, 2019, the Company designated 50,000 shares of its 1,000,000,000 preferred shares as Series A Convertible Preferred Stock. The shares of Series A Convertible Preferred Stock shall have a stated value of $0.0001 per share. The holders of the shares of Series A Convertible Preferred Stock shall not be entitled to receive dividends. Each share of Series A Convertible Preferred Stock shall, at the option of the holder thereof, at any time and from time to time, be convertible into One Thousand (1,000) shares of fully paid and non-assessable shares of the Class A Common Stock of the Corporation subject to a 9.99% holder limitation. The conversion right of the holders of Series A Convertible Preferred Stock shall be exercised by the surrender of the certificates representing shares to be converted to the Corporation or its transfer agent for the Series A Convertible Preferred Stock, accompanied by written notice electing conversion. The shares have no liquidation right, however, the shares will automatically convert to Class A common shares upon a liquidation event. The Series A preferred shares have voting rights on an as converted basis.

On August 19, 2019, an investor cancelled 4,500,000 shares of Class A common stock in exchange for 4,500 Series A convertible preferred stock. Both classes of shares were deemed to have the same value so there was no gain or loss on this transfer.

Common Stock

In April 2019, the founders of the Company, Adam Green and Eric Gutmann, contributed 1,000,000 and 900,000 Class A common shares back to the Company, respectively.

During 2019 the Company sold 6,540,000 Class A common shares for $0.01 per share for proceeds of $65,400 pursuant to a Regulation A offering which became qualified on February 13, 2019. On February 20, 2020, the Company filed a post qualification amendment which became qualified on March 13, 2020. The Regulation A offering terminates in March 2021.

F-16

SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

On August 19, 2019, an investor cancelled 4,500,000 shares of Class A common stock in exchange for 4,500 Series A convertible preferred stock. Both classes of shares were deemed to have the same value so there was no gain or loss on this transfer.

On January 1, 2020, pursuant to a twelve-month consulting agreement dated December 5, 2019, the Company issued 300,000 Class A common shares for a total value of $18,000, or $0.06 per share, based on quoted closing price on the date of grant. In connection with this consulting agreement, the Company recorded stock-based professional fees of $18,000.

On January 6, 2020, pursuant to a settlement agreement, the Company purchased back and retired 2,490,813 of its Class A common stock from an investor. In connection with the purchase and cancellation of these shares, the Company paid cash of $60,000. Accordingly, the Company recorded settlement expense of $59,751.

On June 3, 2020, the Company issued 4,400,000 shares of its Class A common stock for cash proceeds of $43,500.

During the year ended December 31, 2020, the Company issued 30,100,000 Class A common shares for conversions of convertible notes payable in the amount of $3,010 (see Note 3). The Company accounted for the partial conversion of the convertible note pursuant to the guidance of ASC 470-20, Debt with Conversion and Other Options. Under ASC 470-20, the Company recognized an aggregate loss on debt extinguishment upon conversion in the amount of $426,865 which is associated with the difference between the fair market value of the shares issued upon conversion which ranged from $0.43 down to $0.0059, and the amounts of principal balances converted at the conversion price. The Company also recognized a gain on debt extinguishment of $427,354 upon settlement of the related embedded derivative liability for a net gain on debt extinguishment of $489 (see Note 2).

2020 Stock Incentive Plan

On January 17, 2020, our Board of Directors adopted the 2020 Stock Incentive Plan (the “2020 Plan”). The purposes of the 2020 Plan are (a) to enhance our ability to attract and retain the services of qualified employees, officers, directors, consultants, and other service providers upon whose judgment, initiative and efforts the successful conduct and development of our business largely depends, and (b) to provide additional incentives to such persons or entities to devote their utmost effort and skill to the advancement and betterment of our company, by providing them an opportunity to participate in the ownership of our Company and thereby have an interest in the success and increased value of our Company.

The number of shares of Common Stock that may be issued under this Plan shall be 5,000,000 shares of Common Stock. The total number of shares of Common Stock issuable under this Plan shall not exceed 30% of the then outstanding shares of Common Stock (with convertible preferred or convertible senior common shares counted on an as if converted basis), unless a percentage higher than 30% is approved by at least two-thirds (2/3) of the outstanding securities entitled to vote.

The 2020 Plan is administered by our Board of Directors; however, the Board of Directors may designate administration of the 2020 Plan to a committee consisting of at least two independent directors. Only our employees or of an “Affiliated Company,” as defined in the 2020 Plan, (including members of the Board of Directors if they are our employees or of an Affiliated Company) are eligible to receive incentive stock options under the 2020 Plan. Our employees or of an Affiliated Company, members of the Board of Directors (whether or not employed by us or an Affiliated Company), and “Service Providers,” as defined in the 2020 Plan, are eligible to receive non-qualified options, restricted stock units, and stock appreciation rights under the 2020 Plan. All awards are subject to Section 162(m) of the Internal Revenue Code.

No option awards may be exercisable more than ten years after the date it is granted. In the event of termination of employment for cause, the options terminate on the date of employment is terminated. In the event of termination of employment for disability or death, the optionee or administrator of optionee’s estate or transferee has six months following the date of termination to exercise options received at the time of disability or death. In the event of termination for any other reason other than for cause, disability or death, the optionee has 30 days to exercise his or her options.

F-17

SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

The 2020 Plan will continue in effect until all the stock available for grant or issuance has been acquired through exercise of options or grants of shares, or until ten years after its adoption, whichever is earlier. Awards under the 2020 Plan may also be accelerated in the event of certain corporate transactions such as a merger or consolidation or the sale, transfer or other disposition of all or substantially all our assets.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

On February 15, 2018, the Company entered into an employment agreement with the Company’s CEO. The term of the agreement is for five years and may be extended in one-year increments thereafter. Compensation under the agreement will include a base salary and an annual bonus as determined by the Board of Directors.

On February 16, 2018, the Company entered into an employment agreement with the Company’s treasurer. The term of the agreement is for five years and may be extended in one-year increments thereafter. Compensation under the agreement will include a base salary and an annual bonus as determined by the Board of Directors.

On February 22, 2018, the Company entered into an employment agreement with Jonathan Morgan, a director for the Company. The agreement may be terminated at the option of the Company for Cause as defined in the agreement. Compensation under the agreement will include a base compensation as determined by the disinterested Board of Directors.

On February 28, 2018, the Company entered into an employment agreement with Dr. James Edward Dempsey, a director for the Company. The agreement may be terminated at the option of the Company for Cause as defined in the agreement. Compensation under the agreement will include a base compensation as determined by the disinterested Board of Directors.

During the year ended December 31, 2020, due to delays and hardships caused by the COVID-19 pandemic, pursuant to SEC temporary final rules (Release No. 33-10768; 34-88492; 39-2531; IC-33832, Relief for Form ID Filers and Regulation Crowdfunding and Regulation A Issuers Related to Coronavirus Disease 2019 (COVID-19)) which allowed for a 45-day extension from the original filing deadline of the Annual Report on Form 1-K (April 29, 2020), the Company made a sale of securities pursuant to Regulation A of the Securities Act, as amended, during the extension period and failed to file the Annual Report by the extended deadline. Due to this, the Company may have violated the registration requirements of Section 5 of the Securities Act and may have liability from federal and state regulators.

NOTE 8 – RELATED PARTY TRANSACTIONS

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form. Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

On October 29, 2017 the Company entered into a loan agreement with an officer of the Company for $1,200. The terms of the note are disclosed in Note 4.

On February 6, 2018, LED Technology Group LLC, an affiliate, assigned its patent for a lighting apparatus with light-emitting diode chips and remote phosphor layer to the Company. On February 2, 2018 the CEO and Treasurer of the Company assigned their patent pending for a method for an LED product filtering engine to the Company. There was no consideration paid or due for those assignments.

F-18

During the year ended December 31, 2020, two executive officers advanced the Company an aggregate of $9,350 to cover working capital of the Company. This advance does not accrue interest and are due on demand.

The lender underlying the convertible notes (see Note 3) is considered a related party at December 31, 2019, since they controlled in excess of 10% (approximately 14.5%) of the votes between their holdings of common stock - Class A and Series A preferred stock. The same lender underlying the convertible notes (see Note 3) is considered a related party at December 31, 2020 since they are the primary lender of the Company and therefore are considered to exert influence.

NOTE 9 – INCOME TAXES

As of December 31, 2020, the Company had approximately $965,000 in net operating loss carry forwards for federal income tax purposes of which $12,107 may be carried forward through 2037 and $952,893 may be carried forward indefinitely subject to annual usage limitations.  Generally, these can be carried forward and applied against future taxable income at the tax rate applicable at that time. The Company is currently using a 21% effective tax rate for our projected available net operating loss carry-forward. The Company’s use of these NOLs may be limited under the provisions of Section 382 of the Internal Revenue Code of 1986, as amended.

Components of deferred tax assets and liabilities are as follows:

	December 31, 2020	December 31, 2019
Net Operating loss carryforward	$247,188	$146,466
Valuation Allowance	(247,188)	(146,466)
Net Deferred Tax Assets	$–	$–

A reconciliation of the effective tax rate with the statutory Federal income tax rate was as follows for the years ended December 31, 2020 and 2019:

	For the year ended December 31, 2020	For the year ended December 31, 2019
Federal statutory rate	(21.0)%	(21.0%
State taxes, net of Federal benefit	(4.7)%	(4.7)%
Permanent differences	26.3%	26.0%
Change in valuation allowance	(0.6)%	(0.3)%
Effective tax rate	0%	0%

In accordance with FASB ASC 740 “Income Taxes”, valuation allowances are provided against deferred tax assets, if based on the weight of available evidence, some or all of the deferred tax assets may or will not be realized. The Company has evaluated its ability to realize some or all of the deferred tax assets on its balance sheet for the coming year and has established a valuation allowance in the amount of $247,188 at December 31, 2020. The valuation allowance increased in 2020 by $100,722.

NOTE 10 – CONCENTRATIONS

During the year ended December 31, 2020 and 2019, the Company derived 100% of its revenues from one customer. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services that will be generated by this customer or the future demand for the products and services of other similar customers. A loss of this client or the failure to retain similar customers could negatively affect our revenues and results of operations and/or trading price of our common stock. For the year ended December 31, 2020 and 2019, revenues to this customer amounted to $8,456 and $5,272, respectively.

F-19

SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

The Company has received debt funding from one lender. As of December 31, 2020 and 2019, principal amounts due to this lender was $536,490 and $256,000, respectively before deduction for debt discounts.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date through August 18, 2021 the date these financial statements were available to be issued.

On March 16, 2021, the Company converted advances made to the Company by an officer during 2020 of $9,100 to a promissory note in the amount of $9,100. The note bears interest at 12% per annum and the note is due on March 16, 2022.

On April 9, 2021, the Company issued and sold to an investor a convertible promissory note in the principal amount of $100,000. The Company received proceeds of $100,000. The note bears interest at 10% per annum and is due and payable on April 9, 2022. The Note is convertible at sixty percent of the lowest trading price in the twenty days prior to the day of conversion. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the Company and the note is subject to customary default provisions and liquidated damages of $500 per day per default.

On June 25, 2021, the Company issued and sold to an investor a convertible promissory note in the principal amount of $50,000. The Company received proceeds of $50,000. The note bears interest at 10% per annum and is due and payable on August 4, 2022. The Note is convertible at forty percent of the lowest trading price in the twenty days prior to the day of conversion. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the Company and the note is subject to customary default provisions and liquidated damages of $500 per day per default.

From January 1, 2021 to August 18, 2021, the Company issued 208,992,800 shares of its common stock upon conversion of convertible note principal balance of $15,800, accrued interest of $2,170 and penalties of $2,929, at the contractual conversion price.

F-20

Item 8. Exhibits

Index to Exhibits

Exhibit
Number	Exhibit Description

2.1(1)	Amended and Restated Articles of Incorporation
2.2(6)	Articles of Amendment
2.3(7)	Bylaws
3.1(1)	Specimen Stock Certificate
3.2(4)	Form of Lock-up and Resale Restriction Agreement
3.3(5)	Amendment No. 1 to Lock-up and Resale Restriction Agreement dated effective February 28, 2019 between the Company and GPL Ventures, LLC
3.4(6)	Amendment No. 1 to Lock-up and Resale Restriction Agreement dated effective February 28, 2019 between the Company and Tri-Bridge Ventures, LLC
6.1(1)	Employment Agreement of Adam Green
6.2(1)	Employment Agreement of Eric Gutmann
6.3(2)	GPL Convertible Promissory Note dated December 14, 2017
6.4(2)	GPL Convertible Promissory Note dated March 22, 2018
6.5(5)	GPL Convertible Promissory Note dated May 20, 2019
6.6(6)	GPL Convertible Promissory Note dated August 22, 2019
6.7(8)	GPL Convertible Promissory Note dated October 29, 2019
6.8(6)	GPL Convertible Promissory Note dated November 27, 2019
6.9(8)	GPL Convertible Promissory Note dated December 19, 2019
6.10(6)	GPL Convertible Promissory Note dated January 9, 2020
6.11(8)	GPL Convertible Promissory Note dated January 28, 2020
6.12(8)	GPL Convertible Promissory Note dated March 5, 2020
6.13†	GPL Convertible Promissory Note dated July 2, 2020
6.14†	GPL Convertible Promissory Note dated August 4, 2020
6.15†	GPL Convertible Promissory Note dated December 31, 2020
6.16(2)	Gutmann Promissory Note dated October 29, 2017
6.17(4)	Note Extension Agreement dated November 8, 2018
6.18(4)	Note Extension Agreement dated December 13, 2018
6.19(4)	Note Extension Agreement dated March 21, 2019
6.20(6)	Note Extension Agreement dated effective December 14, 2019
6.21(8)	Note Extension Agreement dated January 14, 2020
6.22†	Note Extension Agreement dated February 24, 2021
6.23†	Gutmann Promissory Note dated March 16, 2021
6.24(6)	Consulting Agreement dated October 29, 2019 with Beacon Capital, LLC
6.25(6)	2020 Stock Incentive Plan
16.1(1)	Patent
16.2(1)	Patent Application
16.3(6)	Patent Application No. 62/876, 106

__________________

†	Filed herewith.
(1)	Previously filed with the Company’s Form 1-A filed with the SEC on March 23, 2018.
(2)	Previously filed with the Company’s Form 1-A Amendment filed with the SEC on July 12, 2018.
(3)	Previously filed with the Company’s Form 1-A Amendment filed with the SEC on July 31, 2018.
(4)	Previously filed with the Company’s Form 1-K filed with the SEC on April 30, 2019.
(5)	Previously filed with the Company’s Form 1-SA filed with the SEC on September 10, 2019.
(6)	Previously filed with the Company’s Form 1-A Post-Qualification Amendment filed with the SEC on February 20, 2020.
(7)	Previously filed with the Company’s Form 1-K Post-Qualification Amendment filed with the SEC on March 6, 2020.
(8)	Previously filed with the Company’s Form 1-SA filed with the SEC on March 18, 2021.

21

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Smart Decision, Inc.

Date: August 23, 2021	By:	/s/ Adam Green
Adam Green
Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this Annual Report on Form 1-K has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Smart Decision, Inc.

Date: August 23, 2021	By:	/s/ Eric Gutmann
Eric Gutmann
Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer)